WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2014	1,000	$ 1	248,839	326,747	(41,062)	534,525
Net income	—	—	—	139,477	—	139,477
Dividends to parent – cash	—	—	—	(120,000)	—	(120,000)
Excess tax benefits from share-based payment arrangements	—	—	4,004	—	—	4,004
Unrealized depreciation of available for sale investment securities	—	—	—	—	(1,530)	(1,530)
Pension and postretirement benefits	—	—	—	—	(5,964)	(5,964)
Balance at December 31, 2015	1,000	$ 1	252,843	346,224	(48,556)	550,512

See accompanying notes to consolidated financial statements.